WAL★MART
MEXICO

FILE N°
82-4609

04 FEB -2 ... 7:21

04012532

SUPPL

January 27, 2004

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report sales for 2003 and report on shares repurchase for December 2003 of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange.

Sincerely,

Jorge Muñoz Lopez
Accounting Director

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

The above-mentioned material is enclosed.

dlw 2/3

FILE N°
82-4609

WAL★MART
MEXICO

04 FEB -2 7:21

EMPRESA SOCIALMENTE RESPONSABLE DESDE 2001

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO ACHIEVES RECORD SALES FOR 2003

Mexico City, January 8, 2004

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the year 2003 the Company achieved its highest sales ever, as they amounted to $ 120,280 million pesos, equivalent to US $ 10,658 million. This figure represents a 14.2% increase over the previous year, and a 9.3% real increase, once the period's inflation is accounted for. Comparable stores sales, meaning all those units that have been in operation for over a year, registered an increase of 8.1%, and of 3.5% in real terms compared to the year 2002.

Eduardo Castro, President and Chief Executive Officer of Wal-Mart de Mexico said: "in a difficult and low-growth economic environment as the one we had during the year 2003, the consistency of our value proposition and our Every Day Low Prices continued to be appreciated by a larger number of customers, and that, allowed us to achieve the best sales ever. For the year 2004 we reiterate our commitment to Mexico and its citizens to continue contributing to improve the quality of life for the mexican families, always with long term vision". During the year 2003 we served 600 million customers in our stores and restaurants; this figure is 9.4% more than the number of customers we had during the year 2002.

For the month of December 2003, sales were $16,249 million pesos. This figure represents a 10.9% increase over sales reported the same month last year, and a 6.7% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 4.1%, and of 0.1% in real terms compared to the same month of 2002.

Real Growth

	December		January – December	
	2003	2002	2003	2002
Total sales growth (%)	6.7	5.0	9.3	13.1
Comparable sales growth (%)	0.1	(1.9)	3.5	3.7

Considering the five-week period from November 29, 2003 to January 2, 2004 that compares with the five-week period ending January 3, 2003, as well as the fifty-two-week period from January 4, 2003 to January 2, 2004 and that compares with the fifty-two-week period that ended January 3, 2003, sales growth was as follows:

Real Growth

	5 weeks		52 weeks	
	2003	2002	2003	2002
Total sales growth (%)	8.0	5.8	9.2	13.0
Comparable sales growth (%)	1.3	(1.1)	3.4	3.6

Sales for the fourth quarter 2003 (October-December) were $36,430 million pesos. This figure represents a 12.9% increase over sales reported the same period last year and a 8.6% real increase, once the period's inflation is accounted for. Comparable stores sales during the fourth quarter registered an increase of 6.5%, and of 2.4% in real terms compared to the same period last year.

Openings during the month of December:

1 Sam's Club in Mexico City
1 Bodega Aurrera in Tecoman, Colima
1 Bodega Aurrera in Guadalajara, Jalisco
1 Bodega Aurrera in Zitacuaro, Michoacan
1 Wal-Mart Supercenter in Toluca, Estado de Mexico
1 Wal-Mart Supercenter in Mexico City
1 Restaurant in Mexico City
1 Restaurant (franchise) in Jalapa, Veracruz

FILE N°
82-4609

Openings during 2003:

FORMAT	# OF UNITS
Sam's Club	3
Bodega Aurrera	23
Wal-Mart Supercenter	8
Superama	1
Suburbia	2
Restaurants	9
TOTAL	***46***

Publishing of Results for Fourth Quarter 2003:

The Company informs that Fourth Quarter 2003 Results will be released next February 9, 2004.

Installed Capacity:

During the year 2003 we increased self-service installed capacity by 11% -as measured in terms of selling area-, the total installed capacity by 10%, and restaurant seats by 4%. Installed capacity as of December 31, 2003 is:

	Sales area	
FORMAT	**Sq.ft.**	**M2**
Sam's Club	4,971,375	461,852
Bodega Aurrera	7,352,436	683,058
Wal-Mart Supercenter	7,927,460	736,479
Superama	759,465	70,556
Suburbia	2,816,670	261,675
	Seats	
Restaurants	59,437	

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 641 units, broken down as follows:

- 53 Sam's Clubs
- 140 Bodegas Aurrera
- 83 Wal-Mart Supercenters
- 44 Superamas
- 52 Suburbias
- 269 Restaurants, including 17 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
Walmex C	WalmexC MM	WalmexC.Mx	
	WMMVY	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 23, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	23,240,100	525,480,821
23/12/2003	00168	BUY	121,900	30.00	3,657,000	ACCIV	STOCK		23,362,000	525,358,921
23/12/2003	00169	BUY	2,500	30.15	75,375	ACCIV	STOCK		23,364,500	525,356,421
23/12/2003	00170	BUY	242,200	30.20	7,314,440	ACCIV	STOCK		23,606,700	525,114,221
23/12/2003	00171	BUY	1,300	30.21	39,273	ACCIV	STOCK		23,608,000	525,112,921
23/12/2003	00172	BUY	1,332,800	30.30	40,383,840	ACCIV	STOCK		24,940,800	523,780,121
								As of current report	24,940,800	523,780,121

Shareholders' equity amount	0
Capital stock amount	51,469,928

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,568,986,384	2,517,516,456

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 22, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	21,756,600	526,964,321
22/12/2003	00160	BUY	267,100	29.75	7,946,225	ACCIV	STOCK		22,023,700	526,697,221
22/12/2003	00161	BUY	45,100	29.82	1,344,882	ACCIV	STOCK		22,068,800	526,652,121
22/12/2003	00162	BUY	55,800	29.85	1,665,630	ACCIV	STOCK		22,124,600	526,596,321
22/12/2003	00163	BUY	100,000	29.86	2,986,000	ACCIV	STOCK		22,224,600	526,496,321
22/12/2003	00164	BUY	17,300	29.87	516,751	ACCIV	STOCK		22,241,900	526,479,021
22/12/2003	00165	BUY	537,500	29.88	16,060,500	ACCIV	STOCK		22,779,400	525,941,521
22/12/2003	00166	BUY	263,700	29.89	7,881,993	ACCIV	STOCK		23,043,100	525,677,821
22/12/2003	00167	BUY	197,000	29.90	5,890,300	ACCIV	STOCK		23,240,100	525,480,821
								As of current report	23,240,100	525,480,821

Shareholders' equity amount	0
Capital stock amount	44,292,281

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,613,278,665	2,568,986,384

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 19, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	20,671,100	528,049,821
19/12/2003	00156	BUY	570,100	29.70	16,931,970	ACCIV	STOCK		21,241,200	527,479,721
18/12/2003	00157	BUY	15,400	29.72	457,688	ACCIV	STOCK		21,256,600	527,464,321
18/12/2003	00158	BUY	451,700	29.73	13,429,041	ACCIV	STOCK		21,708,300	527,012,621
18/12/2003	00159	BUY	48,300	29.75	1,436,925	ACCIV	STOCK		21,756,600	526,964,321
								As of current report	21,756,600	526,964,321

Shareholders' equity amount	0
Capital stock amount	32,255,624

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,645,534,289	2,613,278,665

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 18, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	17,191,100	531,529,821
18/12/2003	00150	BUY	1,248,300	29.60	36,949,680	ACCIV	STOCK		18,439,400	530,281,521
18/12/2003	00151	BUY	100,000	29.65	2,965,000	ACCIV	STOCK		18,539,400	530,181,521
18/12/2003	00152	BUY	6,700	29.69	198,923	ACCIV	STOCK		18,546,100	530,174,821
18/12/2003	00153	BUY	2,117,200	29.70	62,880,840	ACCIV	STOCK		20,663,300	528,057,621
18/12/2003	00154	BUY	7,000	29.71	207,970	ACCIV	STOCK		20,670,300	528,050,621
18/12/2003	00155	BUY	800	29.74	23,792	ACCIV	STOCK		20,671,100	528,049,821
								As of current report	20,671,100	528,049,821

Shareholders' equity amount	0
Capital stock amount	103,226,205

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,748,760,494	2,645,534,289

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 17, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	13,931,100	534,789,821
17/12/2003	00130	BUY	14,000	29.35	410,900	ACCIV	STOCK		13,945,100	534,775,821
17/12/2003	00131	BUY	51,500	29.36	1,512,040	ACCIV	STOCK		13,996,600	534,724,321
17/12/2003	00132	BUY	47,500	29.37	1,395,075	ACCIV	STOCK		14,044,100	534,676,821
17/12/2003	00133	BUY	25,000	29.38	734,500	ACCIV	STOCK		14,069,100	534,651,821
17/12/2003	00134	BUY	50,000	29.39	1,469,500	ACCIV	STOCK		14,119,100	534,601,821
17/12/2003	00135	BUY	374,000	29.40	10,995,600	ACCIV	STOCK		14,493,100	534,227,821
17/12/2003	00136	BUY	176,100	29.42	5,180,862	ACCIV	STOCK		14,669,200	534,051,721
17/12/2003	00137	BUY	73,900	29.43	2,174,877	ACCIV	STOCK		14,743,100	533,977,821
17/12/2003	00138	BUY	1,300	29.44	38,272	ACCIV	STOCK		14,744,400	533,976,521
17/12/2003	00139	BUY	230,200	29.45	6,779,390	ACCIV	STOCK		14,974,600	533,746,321
17/12/2003	00140	BUY	5,800	29.49	171,042	ACCIV	STOCK		14,980,400	533,740,521
17/12/2003	00141	BUY	108,300	29.50	3,194,850	ACCIV	STOCK		15,088,700	533,632,221
17/12/2003	00142	BUY	18,600	29.51	548,886	ACCIV	STOCK		15,107,300	533,613,621
17/12/2003	00143	BUY	19,500	29.54	576,030	ACCIV	STOCK		15,126,800	533,594,121
17/12/2003	00144	BUY	1,638,100	29.55	48,405,855	ACCIV	STOCK		16,764,900	531,956,021
17/12/2003	00145	BUY	21,400	29.57	632,798	ACCIV	STOCK		16,786,300	531,934,621
17/12/2003	00146	BUY	52,500	29.58	1,552,950	ACCIV	STOCK		16,838,800	531,882,121
17/12/2003	00147	BUY	5,000	29.59	147,950	ACCIV	STOCK		16,843,800	531,877,121
17/12/2003	00148	BUY	323,300	29.60	9,569,680	ACCIV	STOCK		17,167,100	531,553,821
17/12/2003	00149	BUY	24,000	29.65	711,600	ACCIV	STOCK		17,191,100	531,529,821
								As of current report	17,191,100	531,529,821

Shareholders' equity amount	0
Capital stock amount	96,202,657

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,844,963,151	2,748,760,494

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 16, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	12,731,100	535,989,821
16/12/2003	00116	BUY	1,000	28.70	28,700	ACCIV	STOCK		12,732,100	535,988,821
16/12/2003	00117	BUY	40,000	28.80	1,152,000	ACCIV	STOCK		12,772,100	535,948,821
16/12/2003	00118	BUY	79,000	28.85	2,279,150	ACCIV	STOCK		12,851,100	535,869,821
16/12/2003	00119	BUY	1,800	28.86	51,948	ACCIV	STOCK		12,852,900	535,868,021
16/12/2003	00120	BUY	48,200	28.95	1,395,390	ACCIV	STOCK		12,901,100	535,819,821
16/12/2003	00121	BUY	40,500	28.99	1,174,095	ACCIV	STOCK		12,941,600	535,779,321
16/12/2003	00122	BUY	422,700	29.00	12,258,300	ACCIV	STOCK		13,364,300	535,356,621
16/12/2003	00123	BUY	232,100	29.01	6,733,221	ACCIV	STOCK		13,596,400	535,124,521
16/12/2003	00124	BUY	24,800	29.10	721,680	ACCIV	STOCK		13,621,200	535,099,721
16/12/2003	00125	BUY	50,000	29.20	1,460,000	ACCIV	STOCK		13,671,200	535,049,721
16/12/2003	00126	BUY	3,300	29.29	96,657	ACCIV	STOCK		13,674,500	535,046,421
16/12/2003	00127	BUY	91,200	29.30	2,672,160	ACCIV	STOCK		13,765,700	534,955,221
16/12/2003	00128	BUY	66,700	29.31	1,954,977	ACCIV	STOCK		13,832,400	534,888,521
16/12/2003	00129	BUY	98,700	29.40	2,901,780	ACCIV	STOCK		13,931,100	534,789,821
								As of current report	13,931,100	534,789,821

Shareholders' equity amount	0
Capital stock amount	34,880,058

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,879,843,209	2,844,963,151

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 15, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	11,595,700	537,125,221
15/12/2003	00105	BUY	177,100	28.80	5,100,480	ACCIV	STOCK		11,772,800	536,948,121
15/12/2003	00106	BUY	50,000	28.85	1,442,500	ACCIV	STOCK		11,822,800	536,898,121
15/12/2003	00107	BUY	57,900	28.86	1,670,994	ACCIV	STOCK		11,880,700	536,840,221
15/12/2003	00108	BUY	270,700	28.87	7,815,109	ACCIV	STOCK		12,151,400	536,569,521
15/12/2003	00109	BUY	50,000	28.88	1,444,000	ACCIV	STOCK		12,201,400	536,519,521
15/12/2003	00110	BUY	172,900	28.90	4,996,810	ACCIV	STOCK		12,374,300	536,346,621
15/12/2003	00111	BUY	6,800	28.93	196,724	ACCIV	STOCK		12,381,100	536,339,821
15/12/2003	00112	BUY	66,800	28.95	1,933,860	ACCIV	STOCK		12,447,900	536,273,021
15/12/2003	00113	BUY	22,200	28.98	643,356	ACCIV	STOCK		12,470,100	536,250,821
15/12/2003	00114	BUY	9,000	28.99	260,910	ACCIV	STOCK		12,479,100	536,241,821
15/12/2003	00115	BUY	252,000	29.00	7,308,000	ACCIV	STOCK		12,731,100	535,989,821
								As of current report	12,731,100	535,989,821

Shareholders' equity amount	0
Capital stock amount	32,812,743

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,912,655,952	2,879,843,209

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 11, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	10,304,700	538,416,221
11/12/2003	00095	BUY	10,000	29.25	292,500	ACCIV	STOCK		10,314,700	538,406,221
11/12/2003	00096	BUY	200	29.29	5,858	ACCIV	STOCK		10,314,900	538,406,021
11/12/2003	00097	BUY	198,300	29.30	5,810,190	ACCIV	STOCK		10,513,200	538,207,721
11/12/2003	00098	BUY	128,400	29.32	3,764,688	ACCIV	STOCK		10,641,600	538,079,321
11/12/2003	00099	BUY	673,100	29.35	19,755,485	ACCIV	STOCK		11,314,700	537,406,221
11/12/2003	00100	BUY	40,000	29.40	1,176,000	ACCIV	STOCK		11,354,700	537,366,221
11/12/2003	00101	BUY	23,800	29.44	700,672	ACCIV	STOCK		11,378,500	537,342,421
11/12/2003	00102	BUY	123,800	29.45	3,645,910	ACCIV	STOCK		11,502,300	537,218,621
11/12/2003	00103	BUY	12,400	29.47	365,428	ACCIV	STOCK		11,514,700	537,206,221
11/12/2003	00104	BUY	81,000	29.50	2,389,500	ACCIV	STOCK		11,595,700	537,125,221
								As of current report	11,595,700	537,125,221

Shareholders' equity amount	0
Capital stock amount	37,906,231

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,950,562,183	2,912,655,952

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 10, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	9,392,400	539,328,521
10/12/2003	00092	BUY	650,900	29.20	19,006,280	ACCIV	STOCK		10,043,300	538,677,621
10/12/2003	00093	BUY	12,000	29.25	351,000	ACCIV	STOCK		10,055,300	538,665,621
10/12/2003	00094	BUY	249,400	29.30	7,307,420	ACCIV	STOCK		10,304,700	538,416,221
								As of current report	10,304,700	538,416,221

Shareholders' equity amount	0
Capital stock amount	26,664,700

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,977,226,883	2,950,562,183

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 05, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	8,642,400	540,078,521
05/12/2003	00085	BUY	3,300	29.90	98,670	ACCIV	STOCK		8,645,700	540,075,221
05/12/2003	00086	BUY	700	29.93	20,951	ACCIV	STOCK		8,646,400	540,074,521
05/12/2003	00087	BUY	2,600	29.93	77,818	ACCIV	STOCK		8,649,000	540,071,921
05/12/2003	00088	BUY	1,000	29.93	29,930	ACCIV	STOCK		8,650,000	540,070,921
05/12/2003	00089	BUY	2,700	29.93	80,811	ACCIV	STOCK		8,652,700	540,068,221
05/12/2003	00090	BUY	600	29.93	17,958	ACCIV	STOCK		8,653,300	540,067,621
05/12/2003	00091	BUY	739,100	29.93	22,121,263	ACCIV	STOCK		9,392,400	539,328,521
								As of current report	9,392,400	539,328,521

Shareholders' equity amount	0
Capital stock amount	22,447,401

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,999,674,284	2,977,226,883

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 04, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	7,883,900	540,837,021
04/12/2003	00081	BUY	600	29.88	17,928	ACCIV	STOCK		7,884,500	540,836,421
04/12/2003	00082	BUY	7,900	29.88	236,052	ACCIV	STOCK		7,892,400	540,828,521
04/12/2003	00083	BUY	37,500	29.87	1,120,125	ACCIV	STOCK		7,929,900	540,791,021
04/12/2003	00084	BUY	712,500	29.88	21,289,500	ACCIV	STOCK		8,642,400	540,078,521
								As of current report	8,642,400	540,078,521

Shareholders' equity amount	0
Capital stock amount	22,663,605

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,022,337,889	2,999,674,284

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 03, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	7,203,900	541,517,021
03/12/2003	00072	BUY	180,600	29.80	5,381,880	ACCIV	STOCK		7,384,500	541,336,421
03/12/2003	00073	BUY	62,800	30.00	1,884,000	ACCIV	STOCK		7,447,300	541,273,621
03/12/2003	00074	BUY	24,400	30.01	732,244	ACCIV	STOCK		7,471,700	541,249,221
03/12/2003	00075	BUY	52,200	30.05	1,568,610	ACCIV	STOCK		7,523,900	541,197,021
03/12/2003	00076	BUY	20,000	30.08	601,600	ACCIV	STOCK		7,543,900	541,177,021
03/12/2003	00077	BUY	60,000	30.12	1,807,200	ACCIV	STOCK		7,603,900	541,117,021
03/12/2003	00078	BUY	12,400	30.19	374,356	ACCIV	STOCK		7,616,300	541,104,621
03/12/2003	00079	BUY	147,600	30.20	4,457,520	ACCIV	STOCK		7,763,900	540,957,021
03/12/2003	00080	BUY	120,000	30.25	3,630,000	ACCIV	STOCK		7,883,900	540,837,021
								As of current report	7,883,900	540,837,021

Shareholders' equity amount	0
Capital stock amount	20,437,410

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,042,775,299	3,022,337,889

Issuer's Comments